3/29/2002



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44332



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gen Re Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 450
(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

William G. Gasdaska 212-307-2310
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(ADDRESS); Name and Street	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

3/29/2002

AFFIRMATION

We, William G. Gasdaska and Timothy G. Prister affirm that, to the best of our knowledge and belief, the accompanying financial statements of Gen Re Securities Corporation for the year ended December 31, 2001 and supplemental schedules pertaining to Gen Re Securities Corporation as of December 31, 2001 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



William G. Gasdaska
Chairman



Timothy G. Prister
President

Subscribed and sworn to before me this
21st day of February, 2002.



Notary Public

LINDA RUBINO
Notary Public, State of New York
No. 01RU5005351
Qualified in Kings County
Commission Expires Dec. 7, 20 02

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

INEPENDENT AUDITORS' REPORT

To the Board of Directors of
Gen Re Securities Corporation

We have audited the accompanying statement of financial condition of Gen Re Securities Corporation (formerly General Re Securities Corporation, "the Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Gen Re Securities Corporation at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 12, 2002

GEN RE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS:

Cash and short-term investments	$ 10,306,780
Deposit with clearing broker	539,639
Total assets	$ 10,846,419

LIABILITIES and STOCKHOLDER'S EQUITY:

Liabilities:	
Payable to affiliates, net	$ 55,109
Income taxes, net	17,386
Total liabilities	72,495
Stockholder's equity:	
Common stock (1,000 shares authorized, issued and outstanding, no par value, stated value $100)	100,000
Additional paid-in capital	9,900,000
Retained earnings	773,924
Total stockholder's equity	10,773,924
Total liabilities and stockholder's equity	$ 10,846,419

See Notes to Financial Statements.

GEN RE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2001

Note 1 – The Company

Gen Re Securities Corporation (the "Company") is registered as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. In 2001, the Company changed its name to Gen Re Securities Corporation. The Company, incorporated in Delaware on October 22, 1991, as a wholly owned subsidiary of GRD Corporation ("GRD" or the "Parent"), is a wholly owned subsidiary of Gen Re Corporation ("GRN"). In April of 2001, GRD formed Gen Re Securities Holding LLC ("GRSHL") as a limited liability company in the State of Delaware. In June of 2001, the Company was contributed by GRD to GRSHL.

The Company's primary business purpose is to engage in transactions involving corporate debt securities, U.S. government securities, equity securities, and private placements of securities in its capacity as a broker-dealer, either as agent or principal.

The Company clears transactions on a fully disclosed basis through Investec Ernst & Co. ("IEC"), a U.S. registered broker-dealer. IEC takes custody of the funds or securities of the Company's customers.

Note 2 – Significant Accounting Policies

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Management believes the estimates utilized in preparing the Company's financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and short-term investments include cash in banks and highly liquid short-term securities having an average original maturity of three months or less.

Securities transactions of the Company are recorded on a trade date basis and investment income is accrued as earned.

Related Party Transactions

The Company has a service arrangement with an affiliate, Gen Re Financial Products Corporation ("GRFP"), under which the Company receives an allocation of employee salaries and overhead expenses that are calculated on an arms-length transaction basis. Amounts included in salaries and benefits, and occupancy and office in the statement of income principally relate to such allocations. The balance due to GRFP as of December 31, 2001 was $85,914.

In addition, the Company had a receivable from GRFSL of $30,805 relating primarily to revenues earned acting as introducing agent.

New Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125." While SFAS No. 140 carries over most of the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," it provides new guidelines for reporting financial assets transferred as collateral and the derecognition of financial assets, in particular transactions involving the use of special purpose entities. SFAS No. 140 prescribes additional disclosures for collateral transactions and for securitization transactions accounted for as sales. The new guidelines for collateral transactions were effective for fiscal years ending after December 15, 2000, while the new guidelines for the derecognition of financial assets were effective for transfers made after March 31, 2001. The adoption of SFAS No. 140 did not have a material effect on the Company's financial statements.

Note 3 - Income Taxes

The Company files a consolidated federal income tax return with GRN and all domestic affiliated companies. In accordance with a tax-sharing agreement with GRN and its other subsidiaries, federal income taxes are computed on a separate-company basis and are settled with GRN through the intercompany account. In accordance with this agreement, the Company has a payable to GRN of $44,287. The Company files a separate New York State and City tax return for which is has recorded a receivable of $26,901.

Note 4 – Financial Instruments

The Company's financial instruments primarily consist of assets and liabilities with maturities or repricing characteristics of 3 months or less, and are generally considered to be short-term. Therefore, the carrying value of these financial instruments approximates their fair value.

A significant portion of cash and short-term investments, $10,303,240 is invested in a money market account at a U.S. financial institution.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5-Subsequent Events

In January 2002, the Parent announced its intention to terminate the operations of GRSHL and its subsidiaries. A formal plan for the dissolution of GRSHL has not yet been completed. The recorded value of the assets and liabilities in the statement of financial condition of the Company at December 31, 2001 would not be materially different had the assets and liabilities been presented under a liquidation basis of accounting.

****

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 12, 2002

Gen Re Securities Corporation
630 Fifth Avenue
New York, NY

In planning and performing our audit of the financial statements of Gen Re Securities Corporation (the "Company") for the year ended December 31, 2001, on which we have issued our report dated February 12, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the National Association of Securities Dealers Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

GEN RE SECURITIES CORPORATION
(SEC I.D. No. 8-44332)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.